Exhibit 16.1

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir or Madam:

Our firm was engaged as principal accountants to audit the consolidated financial statements of Motus GI Holdings, Inc. (the “Registrant”) until the fiscal year ended December 31, 2017. We have read the statements set forth in Item 4.01 of form 8-K of the Registrant dated April 2, 2018, and are in agreement with the statements made by the Registrant contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Item 4.01.

Sincerely,

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
April 2, 2018